EXHIBIT 11

TOMMY HILFIGER CORPORATION

COMPUTATION OF NET INCOME PER ORDINARY SHARE

(in thousands, except per share amounts)

	Year Ended March 31, 2003	Year Ended March 31, 2002	Year Ended March 31, 2001
FINANCIAL STATEMENT PRESENTATION
BASIC
Weighted average shares outstanding	90,387	89,430	91,239

Net income (loss)	$(513,605)	$134,545	$130,961

Per share amount	$(5.68)	$1.50	$1.44

DILUTED
Weighted average shares outstanding	90,387	89,430	91,239
Net effect of dilutive stock options based on the treasury stock method using average market price	—	570	295

Total	90,387	90,000	91,534

Net income (loss)	$(513,605)	$134,545	$130,961

Per share amount	$(5.68)	$1.49	$1.43